UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2019

SendGrid, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38275	27-0654600
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1801 California Street, Suite 500
Denver, CO 80202

(Address of Principal Executive Offices and Zip Code)

888-985-7363

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.                                        Other Events.

This Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement the joint proxy statement/prospectus (the “joint proxy statement/prospectus”) (1) included in the Registration Statement on Form S-4, File No. 333-228522, filed by Twilio Inc. (“Twilio”) with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on December 18, 2018, (2) filed by Twilio with the SEC as a prospectus on December 18, 2018, (3) filed by SendGrid, Inc. (“SendGrid”) with the SEC as a definitive proxy statement on Schedule 14A on December 18, 2018, and (4) mailed by Twilio and SendGrid to their respective stockholders commencing on December 18, 2018. The information contained in this Form 8-K is incorporated by reference into the joint proxy statement/prospectus. Terms used in this Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.

The supplemental information contained in this Form 8-K should be read in conjunction with the joint proxy statement/prospectus, which we urge you to read in its entirety. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the extent that information in this Form 8-K differs from, or updates information contained in, the joint proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the joint proxy statement/prospectus. The information contained in this supplement speaks only as of January 24, 2019, unless the information specifically indicates that another date applies. Except as otherwise described in this Form 8-K or the documents referred to, contained in or incorporated by reference in this Form 8-K, the joint proxy statement/prospectus, the annexes to the joint proxy statement/prospectus and the documents referred to, contained in or incorporated by reference in the joint proxy statement/prospectus are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy for use at the Twilio special meeting or the SendGrid special meeting, as applicable, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that Twilio stockholders or SendGrid stockholders may have previously received or delivered. No action is required by any Twilio stockholder or SendGrid stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

Supplement to joint proxy statement/prospectus

All page references are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the joint proxy statement/prospectus.

The disclosure under the heading “Background of the Merger” is hereby supplemented by replacing the first sentence of the fifth full paragraph on page 95 of the joint proxy statement/prospectus with the following:

On September 4, 2017, the SendGrid Board met, with SendGrid senior management attending, and discussed the fact that SendGrid had received in-bound interest from Twilio exploring a potential strategic transaction, and from a private equity sponsor (with whom SendGrid had previously entered into a confidentiality agreement, with no standstill provision) expressing an interest in acquiring SendGrid for cash.

The disclosure under the heading “Opinion of SendGrid’s Financial Advisor, Morgan Stanley & Co. LLC” is hereby supplemented by replacing the last sentence of the last paragraph on page 132 of the joint proxy statement/prospectus with the following:

Morgan Stanley then added the net cash of SendGrid of approximately $172 million to the value of the discounted unlevered free cash flow and terminal value to derive the implied equity value.

The disclosure under the heading “Opinion of SendGrid’s Financial Advisor, Morgan Stanley & Co. LLC” is hereby supplemented by replacing the last sentence of the second paragraph on page 133 of the joint proxy statement/prospectus with the following:

Morgan Stanley then added the net cash of Twilio of approximately $1,317 million to the value of the discounted unlevered free cash flow and terminal value to derive the implied equity value.

The disclosure under the heading “Opinion of SendGrid’s Financial Advisor, Morgan Stanley & Co. LLC” is hereby supplemented by replacing the existing chart contained under the caption “Precedent Transaction Multiples Analysis” on page 135 of the joint proxy statement/prospectus with the following:

Technology Transactions (Target / Aquiror)	Announcement Date	Transaction Value ($mm)	NTM Revenue Multiple
Adaptive Insights, Inc. / Workday, Inc.	June 2018	$1,550	~11x
AppDynamics, Inc. / Cisco Systems, Inc.	January 2017	$3,700	~13x
Ariba, Inc. / SAP AG	May 2012	$4,508	7.4x
Callidus Software, Inc. / SAP SE	January 2018	$2,393	8.1x
Concur Technologies, Inc. / SAP SE	September 2014	$7,366	9.9x
Cvent, Inc. / Vista Equity Partners	April 2016	$1,531	6.5x
Demandware, Inc. / Salesforce.com, Inc.	June 2016	$2,866	9.1x
ExactTarget, Inc. / Salesforce.com, Inc.	June 2013	$2,351	6.5x
Fleetmatics Group PLC / Verizon Communications, Inc.	August 2016	$2,400	6.3x
LinkedIn Corporation / Microsoft Corp.	June 2016	$26,566	6.8x
Marketo, Inc. / Vista Equity Partners	May 2016	$1,591	5.9x
MuleSoft, Inc. / Salesforce.com, Inc.	March 2018	$5,995	15.7x
NetSuite Inc. / Oracle Corporation	July 2016	$8,881	8.4x
Responsys, Inc. / Oracle Corporation	December 2013	$1,388	6.3x
RightNow Technologies, Inc. / Oracle Corporation	October 2011	$1,430	6.4x
SuccessFactors, Inc. / SAP AG	December 2011	$3,368	8.7x

The disclosure under the heading “Opinion of SendGrid’s Financial Advisor, Morgan Stanley & Co. LLC” is hereby supplemented by replacing the first sentence of the fourth full paragraph on page 139 of the joint proxy statement/prospectus with the following:

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services to SendGrid as a lead underwriter for SendGrid’s IPO and its follow on securities offering, and have received aggregate fees of approximately $7 million in connection with such services.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Form 8-K that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of SendGrid and Twilio. There can be no assurances that the proposed merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of SendGrid and Twilio generally, including those set forth in the filings of SendGrid and Twilio with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. SendGrid and Twilio undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Where You Can Find Additional Information

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with SendGrid’s pending acquisition by Twilio, Twilio has filed a Registration Statement on Form S-4 (File No. 333-228522) containing a definitive joint proxy statement/prospectus of SendGrid and Twilio, and each party will file other documents concerning the proposed merger with the SEC. The Registration Statement on Form S-4 was declared effective on December 18, 2018 and the definitive joint proxy statement/prospectus was mailed or otherwise made available to SendGrid’s and Twilio’s respective stockholders on or about December 18, 2018. SENDGRID URGES INVESTORS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SENDGRID, TWILIO AND THE PROPOSED MERGER. Investors may obtain free copies of the Registration Statement on Form S-4, including the definitive joint proxy statement/prospectus, and other documents filed by SendGrid and Twilio with the SEC at the SEC’s website at www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and SendGrid’s other SEC filings are also available on SendGrid’s website at http://www.sendgrid.com.

Participants in the Solicitation

SendGrid, Twilio and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding SendGrid’s officers and directors is included in SendGrid’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to SendGrid’s Investors page on its corporate website at http://www.sendgrid.com/. Information regarding Twilio’s officers and directors is included in Twilio’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Twilio’s Investors page on its corporate website at www. twilio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of SendGrid’s stockholders or Twilio’s stockholders generally, is set forth in the definitive joint proxy statement/prospectus filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SendGrid, Inc.

Dated: January 24, 2019	By:	/s/ Michael Tognetti
Michael Tognetti
Senior Vice President, General Counsel